SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CrowdGather, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22787P107
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 22787P107

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

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CUSIP No. 22787P107

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 5,974,461 (including 1,875,000 shares issuable upon exercise of warrants)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,974,461 (including 1,875,000 shares issuable upon exercise of warrants)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,974,461 (including 1,875,000 shares issuable upon exercise of warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.95% (including 1,875,000 shares issuable upon exercise of warrants)
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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CUSIP No. 87261Q103

1	NAME OF REPORTING PERSON John Hancock Small Cap Intrinsic Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,825,000 shares owned directly by the Fund (including 1,875,000 shares issuable upon exercise of warrants). Manulife Asset Management (US) LLC has sole voting and dispositive power over these shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.70% (including 1,875,000 shares issuable upon exercise of warrants)
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

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Item 1(a)       Name of Issuer:
CrowdGather, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
20300 Ventura Boulevard, Suite 330
Woodland Hills, California  91364

Item 2(a)       Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC ("MAM (US)"), and is also made on behalf of John Hancock Small Cap Intrinsic Value Fund ("JH Small Cap Fund").

Item 2(b)       Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.
The principal business office of JH Small Cap Fund is located at 601 Congress Street, Boston, Massachusetts 02210.

Item 2(c)       Citizenship:
MFC is organized and exists under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.
JH Small Cap Fund is organized and exists under the laws of the Commonwealth of Massachusetts.

Item 2(d)       Title of Class of Securities:
Common Stock

Item 2(e)       CUSIP Number:
22787P107

Item 3            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                     (g) (X)     a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (US):                                           (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

JH Small Cap Fund:                           (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4            Ownership:

(a)     Amount Beneficially Owned:  MAM (US) has beneficial ownership of 5,974,461 shares of Common Stock (including 1,875,000 shares issuable upon exercise of warrants), of which JH Small Cap Fund owns directly 5,825,000 shares (including 1,875,000 shares issuable upon exercise of warrants).  Through its parent-subsidiary relationship to MAM (US), MFC may be deemed to have beneficial ownership of these same shares.

(b)   Percent of Class:  Of the 58,148,943 shares outstanding of as December 14, 2011, according to the issuer's Quarterly Report filed on Form 10-Q for the quarterly period ended October 31, 2011, MAM (US) held 9.95% (including 1,875,000 shares issuable upon exercise of warrants), of which JH Small Cap Fund held 9.70% (including 1,875,000 shares issuable upon exercise of warrants).

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(c)   Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
MAM (US) has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
MAM (US) has sole power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5            Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8            Identification and Classification of Members of the Group:
Not applicable.

Item 9            Notice of Dissolution of Group:
Not applicable.

Item 10          Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Small Cap Intrinsic Value Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation and Manulife Asset Management (US) LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of CrowdGather, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:         /s/ Kenneth G. Pogrin

Name:    Kenneth G. Pogrin

Dated:  February 13, 2012                                  Title:       Attorney in Fact*

Manulife Asset Management (US) LLC

By:         /s/ William E. Corson

Name:    William E. Corson

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

John Hancock Small Cap Intrinsic Value Fund

By:         /s/ Francis V. Knox Jr.

Name:    Francis V. Knox Jr.

Dated:  February 13, 2012                                  Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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